UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
Or

¬	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-16831

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Index
December 31, 2012 and 2011

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Ingersoll-Rand Company Employee Savings Plan for Bargained Employees
Davidson, North Carolina
We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees as of December 31, 2012 and 2011 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes Goodman LLP
Charlotte, North Carolina
June 28, 2013

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value:
Plan’s interest in Savings Plan Master Trust (Note 4)	$19,968,091	$28,866,990
Receivables
Employer contributions receivable	1,679	1,764
Employee contributions receivable	12,897	19,991
Notes receivable from participants	426,790	1,307,509
Total receivables	441,366	1,329,264
Net assets available for benefits	$20,409,457	$30,196,254
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Additions (reductions) to net assets attributable to:
Plan's interest in investment income (loss) of the Savings Plan Master Trust (Note 4)	$3,671,295	$(856,711)
Interest income on notes receivable from participants	38,440	58,124
Contributions
Participant	967,194	1,396,745
Employer	56,960	126,415
Total additions	4,733,889	724,573
Deductions from net assets attributable to:
Participant withdrawals and distributions	2,975,808	3,440,700
Administrative expenses	9,604	14,097
Total deductions	2,985,412	3,454,797
Net increase (decrease) prior to transfers	1,748,477	(2,730,224)
Transfers to other Plans (Note 1)	11,535,274	—
Net decrease	(9,786,797)	(2,730,224)
Net assets available for benefits
Beginning of year	30,196,254	32,926,478
End of year	$20,409,457	$30,196,254
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2012 and 2011

1	Description of the Plan
The following description of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
History
The Plan is sponsored by Ingersoll-Rand Company, a U.S. subsidiary of Ingersoll-Rand plc ("IR-plc") (collectively referred to as the "Company"). The Plan was established in 1997 to provide benefits to eligible employees of Thermo King Corporation who by reason of the acquisition of Thermo King by the Company ceased to be participants in their former plan.

Effective January 1, 2003, the name of the Plan was changed to the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees and therefore the accounts of all participants whose participation in the Plan was not subject to collective bargaining were spun-off and merged into the Ingersoll-Rand Company Employee Savings Plan.

On September 30, 2011, the Company completed a transaction to sell its Hussmann refrigerated display case business to a newly-formed affiliate ("Hussmann Parent") of private equity firm Clayton Dubilier & Rice, LLC ("CD&R"). This transaction included the equipment business and certain of the service branches in the U.S. ("Hussmann Business"). The final transaction allowed Hussmann Parent the option to acquire the remaining North American Hussmann service and installation branches ("Hussmann Branches"). Hussmann Parent completed the acquisition of the Hussmann Branches on November 30, 2011. All transferred and former employees of the U.S. business as defined by the purchase agreement remained in the Plan until April 5, 2012. On April 5, 2012, affected participants' balances in the Plan in the amount of $11,535,274 were transferred to a Hussmann Parent defined contribution plan intended to be qualified under section 401(a) of the U.S. Internal Revenue Code of 1986, as amended ("IRC") .
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Ingersoll-Rand plc Benefits Design Committee approves recommended design changes to the Plan. The Ingersoll-Rand plc. Benefits Investment Committee selects and approves the Plan's investment options. Participants direct investments among the approved investment options for the Plan, which may not include all assets held within the Savings Plan Master Trust. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Participation
All individuals employed by the Company, and whose terms of employment are governed by a collective bargaining agreement which specifically allows participation in the Plan are eligible to participate in the Plan upon completion of any waiting period as defined in the Plan.
Contributions
Generally, participants may elect to contribute to the Plan 1% to 15% of their compensation, in increments of 1%, on an after-tax basis, a pre-tax basis or a combination thereof. Certain bargained groups may contribute up to 50% of their compensation. Employee contributions are subject to limitations as defined by the U.S. Internal Revenue Code (“IRC”). For a certain bargained group, the Company makes matching contributions to the Plan equal to 50% of the contributions made by participating employees, up to a maximum employer contribution of 3% of the participants’ eligible compensation. For another bargained group, the Company makes matching contributions to the Plan equal to 25% of the first 5% of pre-tax contributions made by participating employees,

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2012 and 2011

up to a maximum employer contribution of 1.25% of the participants’ eligible compensation. Effective January 27, 2013, for a third bargained group, the Company makes matching contributions equal to 100% of the contributions made by the participating employees up to a maximum contribution of 2% of the participants' eligible compensation; for new hires in this group on or after January 27, 2013, the Company makes matching contributions equal to 100% of the contributions made by participating employees up to a maximum contribution of 3% of the participants' eligible compensation and also contributes non-matching company contributions of 2% of the participants' eligible compensation. The Company's matching contribution is contributed in cash to be invested in the Ingersoll-Rand Stock Fund. All contributions are immediately eligible to be sold and reinvested in any investment option under the Plan. Effective for pay periods ending after January 1, 2013, all contributions will be made in cash and invested in the same manner as the participant contributions. Non-matching company contributions are made in cash and invested in the same manner as the participant contributions; if a participant does not have an investment election on file, company contributions are invested in the Plan's default investment fund which is the target date retirement fund.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and an Ingersoll-Rand Stock Fund for participants as investment options.
Participant Accounts
Each participant’s account is credited with (a) the participant’s contribution, (b) allocations of the Company’s matching contributions or non-matching contributions (if applicable), and (c) allocations of Plan earnings (losses), net of investment management fees. Each participant’s account is charged with an allocation of applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution (matching and non-matching) portion of their accounts (if applicable) varies based on the specific bargaining unit. A participant is 100% vested after zero to five years of service, based on the specific bargaining unit and type of company contribution. All Company matching and non-matching contributions, not otherwise vested, become 100% vested upon the participant’s death, disability or the participant’s becoming a retired participant.

Notes Receivable from Participants
For certain bargaining units, participants may borrow from their accounts in multiples of $100 with a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested eligible account balance reduced by the highest outstanding loan balance during the preceding twelve months. Participants are permitted to have one outstanding loan at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 6–60 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1% (rounded to the nearest 0.5%) at the time of the loan, which is commensurate with local prevailing rates as determined by the Plan Administrator. At December 31, 2012, outstanding loans bore interest rates ranging from 4.25% to 9.5%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service, a participant with a vested account balance greater than $3,500 to $5,000, based on the specific bargaining unit, has three options: (1) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account; (2) receive installments or partial distributions in the form of various types, as defined by the Plan; or (3) roll over the balance in his or her account to another qualified plan or Individual Retirement Account (“IRA”). A participant with a vested account balance of $3,500 or$5,000, based on the specific bargaining unit, or less may only choose options (1) or (3).
Forfeited Accounts
At December 31, 2012 and 2011, forfeited non-vested accounts were $54,453 and $86,805. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2012 and 2011, employer contributions were reduced by $42,081 and $0 respectively, from forfeited non-vested accounts.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2012 and 2011

2	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Valuation of Investments
Plan assets are included in the Savings Plan Master Trust, which provides unified investment management. Fidelity invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
 Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Note 3 for discussion of fair value measurements.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Certain management fees and expenses charged to the Plan for the investment in the Savings Plan Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded at December 31, 2012 and 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Trust are paid for by the Company or through offsets and/or payments which may be attributable to the annual operating expenses of one or more of the Plan's designated investment options and are excluded from these financial statements. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and distribution fees are paid for by the participant.
Payment of Benefits
Benefits to participants are recorded when paid.

Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2012 and 2011

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for Savings Plan Master Trust assets measured at fair value. Not all assets held in the Savings Plan Master Trust are available for investment by participants of the Plan. There have been no changes in the methodologies used at December 31, 2012 and 2011. There have been no significant transfers between Level 1 and Level 2 categories.
Ingersoll-Rand Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of IR-plc, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the daily NAV of shares held by the Savings Plan Master Trust at year end. Investments in registered investment companies generally may be redeemed daily. Such assets are classified as Level 1.
Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The Plan’s investment in common collective trusts are classified as Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
Money market funds: The shares are valued at the NAV of the funds in which the Savings Plan Master Trust participates at year end. Such assets are classified as Level 1.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2012 and 2011

4	Investment in the Savings Plan Master Trust
The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company. The assets of the Savings Plan Master Trust are held by Fidelity. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust; however, investment options for participants may vary by Plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2012 and 2011, the Plan had a 0.61% and 0.98%, respectively, participation in the Savings Plan Master Trust.
The net assets of the Savings Plan Master Trust consisted of the following at December 31:

	2012	2011
Investments, at fair value
Money market portfolio	$151,330,645	$150,984,577
Mutual funds	1,275,790,709	1,079,238,368
Common collective trusts	767,327,600	869,210,492
Self-directed brokerage accounts	220,382,856	196,368,361
Ingersoll-Rand Stock Fund	871,016,942	656,044,168
Net assets available for benefits	$3,285,848,752	$2,951,845,966
Net realized and unrealized appreciation (depreciation) of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, are as follows:

	2012	2011
Investment income:
Net appreciation (depreciation) in fair value of investments
Mutual funds	$137,288,776	$(63,544,009)
Self-directed brokerage accounts	17,780,112	(10,515,637)
Common collective trusts	88,550,828	7,486,883
Ingersoll-Rand Stock Fund	345,923,346	(343,851,252)
	589,543,062	(410,424,015)
Interest and dividend income	59,790,393	42,021,998
Total investment income (loss)	$649,333,455	$(368,402,017)

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2012 and 2011

The following summarizes the classification of the underlying investments in the Savings Plan Master Trust by level within the fair-value hierarchy as described in Note 3 as of December 31, 2012 and 2011:

Assets at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$151,330,645	$—	$—	$151,330,645
Mutual funds:
Domestic equity funds	668,405,643	—	—	668,405,643
International equity fund	122,933,855	—	—	122,933,855
Fixed income funds	322,887,137	—	—	322,887,137
Index funds	161,564,074	—	—	161,564,074
Self-directed brokerage accounts	220,382,856	—	—	220,382,856
Common collective trusts:
Index funds (1)	—	51,745,319	—	51,745,319
Target date retirement funds (2)	—	715,582,281	—	715,582,281
Ingersoll-Rand Stock Fund (3)	—	871,016,942	—	871,016,942
Total assets at fair value	$1,647,504,210	$1,638,344,542	$—	$3,285,848,752
(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$150,984,577	$—	$—	$150,984,577
Mutual funds:
Domestic equity funds	583,602,736	—	—	583,602,736
International equity fund	170,383,503	—	—	170,383,503
Fixed income funds	298,381,782	—	—	298,381,782
Index funds	26,870,347	—	—	26,870,347
Self-directed brokerage accounts	196,368,361	—	—	196,368,361
Common collective trusts:
Index funds (1)	—	157,300,110	—	157,300,110
Target date retirement funds (2)	—	711,910,382	—	711,910,382
Ingersoll-Rand Stock Fund (3)	—	656,044,168	—	656,044,168
Total assets at fair value	$1,426,591,306	$1,525,254,660	$—	$2,951,845,966

The Company revised the classification of items in the 2011 table to conform to the 2012 table classifications. Approximately $35 million of funds have been reclassified from Level 1 to Level 2 to better reflect the fact that these assets, which continue to be valued based on quoted market prices, are now held in a vehicle that is a common collective trust rather than a mutual fund. Fund categories have also been relabeled and reorganized for greater clarity.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2012 and 2011

(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5	Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts and shall be entitled to a distribution of their respective account balances.

6	Risks and Uncertainties
Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

7	Party-In-Interest Transactions
Certain plan investments held in the Savings Plan Master Trust are shares of mutual funds and short-term investments managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper.These transactions qualify as permitted party-in-interest transactions.
Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of IR-plc. These transactions qualify as permitted party-in-interest transactions.

8	Tax Status
The U.S. Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. In January 2011, an application for an updated determination letter was submitted to the IRS; however, the Company has not yet received the new letter.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9	Subsequent Events
In December 2012, the Company's Board of Directors announced a plan to spin off the commercial and residential security businesses. The security businesses are being transferred to Allegion plc ("Allegion"), a newly created Irish company. The separation will result in two standalone companies: Ingersoll-Rand plc; and Allegion, a leading global provider of electronic and mechanical security products and services, delivering comprehensive solutions to commercial and residential customers. The completion of the spin-off is subject to certain customary conditions, including receipt of regulatory approvals, receipt of a ruling from the U.S. Internal Revenue Service as to the tax-free nature of the spin-off, as well as certain other matters relating to the spin-off: receipt of legal opinions, execution of intercompany agreements, effectiveness of appropriate filings with the SEC, and final approval of the transactions contemplated by the spin-off, as may be required under Irish law. There can be no assurance that any separation transaction will ultimately occur, or, if one does occur, its terms or timing. Upon completion of the spin-off, Allegion will become an independent publicly traded company and will form its own defined contribution plan(s) intended to be qualified under the section 401(a) of the IRC. The assets of all current and former employees of the Company that are determined to be part of the spin off to Allegion will be transferred into the newly formed Allegion defined contribution plan(s). The ordinary shares of IR plc held in the Savings Plan Master Trust attributable to the Plan will be treated in the same manner as all other outstanding ordinary shares of IR plc on the record date for the distribution. For every three ordinary shares of IR plc held in an account in the Plan, the account will be credited with one ordinary share of Allegion on the distribution date. The Plan administrator is currently assessing the impact on the Plan.

Schedule I

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	076

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan's interest in Savings Plan Master Trust, excluding participant loans	Master Trust 0.61% participation	**	$19,968,091
	Participant loans ***	Due 01/01/2013 - 02/7/2018 4.25% - 9.50%	—	426,790
	TOTAL ASSETS (Held at End of Year)			$20,394,881

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments and is therefore omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

Dated: June 28, 2013	By:	/s/ Sheila Savageau

Name: Sheila Savageau
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Dixon Hughes Goodman LLP